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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            NUTRAMAX PRODUCTS, INC.
                               (NAME OF ISSUER)

                            NUTRAMAX PRODUCTS, INC.
                     (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, $.001 PAR VALUE PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  67061A 30 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               DONALD E. LEPONE
                            CHIEF EXECUTIVE OFFICER
                            NUTRAMAX PRODUCTS, INC.
                               9 BLACKBURN DRIVE
                         GLOUSTER, MASSACHUSETTS 01930
                                (978) 283-1800
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                  COPIES TO:

                          JOSEPH L. JOHNSON III, ESQ.
                          GOODWIN, PROCTER & HOAR LLP
                                EXCHANGE PLACE
                          BOSTON, MASSACHUSETTS 02109
                                (617) 570-1000

                               ----------------

                               OCTOBER 29, 1997
    (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                               ----------------

                           CALCULATION OF FILING FEE

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
            TRANSACTION VALUATION*:               AMOUNT OF FILING FEE:
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
                 $5,737,500.00                          $1,147.50

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* Calculated solely for purposes of determining the filing fee, based upon the purchase of 450,000 shares at the maximum tender offer price per share of $12.75.

[_Check]box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid:            N/A                 Filing Party:                 N/A
   Form or Registration No.:          N/A                 Date Filed:                   N/A

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

ITEM 1. SECURITY AND ISSUER.

  (a) The issuer of the securities to which this Schedule 13E-4 relates is NutraMax Products, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 9 Blackburn Drive, Gloucester, Massachusetts 01930.

  (b) This Schedule 13E-4 relates to the offer by the Company to purchase up to 450,000 shares (or such lesser number of shares as are validly tendered and not withdrawn) of its Common Stock, $.001 par value per share (the "Shares"), at prices not greater than $12.75 nor less than $11.00 per Share net to the Seller in cash, specified by the tendering stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 29, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. As of October 27, 1997, 5,619,768 Shares were issued and outstanding. Except as set forth in the Offer to Purchase, neither the Company or any person controlling the Company nor, to the Company's knowledge, any of its directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations). See Section 9, "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," of the Offer to Purchase.

  (c) The information set forth in "Introduction" and Section 7, "Price Range of Shares; Dividends," of the Offer to Purchase is incorporated herein by reference.

  (d) Not applicable. This statement is being filed by the Issuer.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) The information set forth in Section 8, "Background and Purpose of the Offer; Certain Effects of the Offer," Section 10, "Source and Amount of Funds," of the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(j) The information set forth in "Introduction," Section 8, "Background and Purpose of the Offer; Certain Effects of the Offer," Section 9, "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," Section 10, "Source and Amount of Funds," Section 11, "Certain Information About the Company," Section 12, "Effects of the Offer on the Market for Shares; Registration Under the Exchange Act," and Section 14, "Certain U.S. Federal Income Tax Consequences," of the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  The information set forth in "Introduction," Section 8, "Background and Purpose of the Offer; Certain Effects of the Offer," and Section 9, "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," and Schedule I, "Certain Transactions Involving Shares," of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The information set forth in "Introduction," Section 8, "Background and Purpose of the Offer; Certain Effects of the Offer," Section 9, "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," Section 10, "Source and Amount of Funds," Section 14, "Certain U.S. Federal Income Tax Consequences," Section 16, "Fees and Expenses," and
Schedule I "Certain Transactions Involving Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

  The information set forth in "Introduction" and Section 16, "Fees and Expenses," of the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

  (a)-(b) The information set forth in Section 11, "Certain Information About the Company," of the Offer to Purchase and the financial statements and notes related thereto contained in Part II of the Company's Annual Report on Form 10-K for the fiscal year ended September 28, 1996 and Part I of the Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 1997 (copies of which are included as Exhibits (g)(1) and (g)(2) to this Schedule 13E-4, respectively) are incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

  (a)-(e) Not Applicable.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  (a) (1) Form of Offer to Purchase dated October 29, 1997.

    (2) Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on Substitute Form W-9).

    (3) Form of Notice of Guaranteed Delivery.

    (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (7) Form of Letter to Stockholders of the Company, dated October 29, 1997 from Donald E. Lepone, President and Chief Executive Officer of the Company.

    (8) Form of Notice of Offer to Purchase for Cash.

    (9) Press Release dated October 14, 1997.

    (10) Press Release dated October 29, 1997.

  (b) Not Applicable.

  (c) (1) Agreement dated as of October 14, 1997 by and between the Company and Cape Ann Investors, L.L.C. ("Cape Ann"). (*)

    (2) Amendment to Cape Agreement dated as of October 16, 1997 by and between the Company and Cape Ann.

    (3) Agreement dated as of October 14, 1997 by and between the Company and Bernard J. Korman ("Mr. Korman").

    (4) Registration Rights Agreement dated as of October 16, 1997 by and between the Company and Mr. Korman.

    (5) Agreement dated as of October 14, 1997 by and between the Company and Donald E. Lepone.

    (6) Agreement dated as of October 16, 1997 by and between the Company and Donald M. Gleklen.

  (d) Not Applicable.

  (e) Not Applicable.

  (f) Not Applicable.

  (g) (1) Financial statements and notes contained in Part II of the Company's
   Annual Report on Form 10-K     for the fiscal year ended September 28,
   1996. (**)

    (2) Financial statements and notes contained in Part I of the Company's
  Quarterly Report on Form     10-Q for the fiscal quarter ended June 28,
  1997. (***)

--------
(*) Incorporated by reference from the Schedule 13D/A filed by Chilmark
    Partners, L.L.C. with the Commission on October 17, 1997.
(**) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended September 28, 1997.
(***) Incorporated by reference from the Company's Quarterly Report on Form
      10-Q for the fiscal quarter ended June 28, 1997.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NUTRAMAX PRODUCTS, INC.

                                              /s/ Robert F. Burns
                                          By: _________________________________
                                            Name: Robert F. Burns
                                            Title:  Chief Financial Officer

Dated:
October 29, 1997

                                 EXHIBIT INDEX

 EXHIBIT                              DESCRIPTION
 -------                              -----------
 (a)(1)  Form of Offer to Purchase dated October 29, 1997.
  (2)    Form of Letter of Transmittal (including Certification of Taxpayer
         Identification Number on Substitute Form W-9).
  (3)    Form of Notice of Guaranteed Delivery.
  (4)    Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies
         and Other Nominees.
  (5)    Form of Letter to Clients for Use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
  (6)    Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.
  (7)    Form of Letter to Stockholders of the Company, dated October 29, 1997 from Donald E. Lepone, President and Chief Executive Officer of the
         Company.
  (8)    Form of Notice of Offer to Purchase for Cash.
  (9)    Press Release dated October 14, 1997.
  (10)   Press Release dated October 29, 1997.
 (b)     Not Applicable.
 (c)(1)  Agreement dated as of October 14, 1997 by and between the Company and
         Cape Ann Investors, L.L.C. ("Cape Ann"). (*)
  (2)    Amendment to Cape Agreement dated as of October 16, 1997 by and between the Company and Cape Ann.
  (3)    Agreement dated as of October 14, 1997 by and between the Company and
         Bernard J. Korman ("Mr. Korman").
  (4)    Registration Rights Agreement dated as of October 16, 1997 by and between the Company and Mr. Korman.
  (5)    Agreement dated as of October 14, 1997 by and between the Company and
         Donald E. Lepone.
  (6)    Agreement dated as of October 16, 1997 by and between the Company and
         Donald M. Gleklen.
 (d)     Not Applicable.
 (e)     Not Applicable.
 (f)     Not Applicable.
 (g)(1)  Financial statements and notes contained in Part II of the Company's
         Annual Report on Form 10-K for the fiscal year ended September 28,
         1996. (**)
  (2)    Financial statements and notes contained in Part I of the Company's
         Quarterly Report on Form 10-Q for the fiscal quarter ended June 28,
         1997. (***)

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(*) Incorporated by reference from the Schedule 13D/A filed by Chilmark
    Partners, L.L.C. with the Commission on October 17, 1997.
(**) Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended September 28, 1997.
(***) Incorporated by reference from the Company's Quarterly Report on Form
      10-Q for the fiscal quarter ended June 28, 1997.